Richard Jagodnik, President

Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, NV   89107

P: 647-288-1506 F: 647-288-1509

December 7, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Brian K. Bhandari

Re:

Diagnostic Imaging International Corp., Item 4.01 Form 8-K, Filed November 20, 2009; file No. 333-136436

Dear Sirs:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 23, 2009, setting forth comments to the Form 8-K (the “8-K”), filed by Diagnostic Imaging International Corp. (the “Company”) on November 20, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 8-K filed November 20, 2009:

1.

In accordance with Item 304(a)(1)(i) of Regulation S-K, please amend your filing to disclose whether your former independent accountant resigned, declined to stand for re-election, or was dismissed.

Response: The Company has amended the filing to indicate the dismissal.

2.

Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

Response: The Company has provided M&K with a copy of this disclosure and requested that M&K furnish the Company with a letter addressed to the SEC stating whether it agrees or disagrees with the statements by the Company in this Current Report on Form 8-K. The Company will further amended its filing to attach such letter as an exhibit to the 8-K if and when received.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (877) 331-3444.

Sincerely,

s/Richard Jagodnik

Richard Jagodnik

President

cc. Carl Van Demark, Esq.